Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS

OF THE TORONTO-DOMINION BANK

THURSDAY, MARCH 29, 2012 - 9:30 A.M. (Eastern)

TORONTO, ONTARIO

VOTING RESULTS:

This report on the voting results of the 156th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations.

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2, 3, 4 and 5 below:

1 .	Election of Directors

	Each of the fifteen (15) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

	Nominee	Votes	% Votes	Votes	% Votes
		For	For	Witheld	Withheld
	William E. Bennett	487,777,837	99.6	1,990,725	0.4
	Hugh J. Bolton	482,912,827	98.6	6,855,735	1.4
	John L. Bragg	488,007,044	99.6	1,761,518	0.4
	Amy W. Brinkley	488,857,939	99.8	910,623	0.2
	W. Edmund Clark	487,386,556	99.5	2,382,006	0.5
	Colleen A. Goggins	489,059,575	99.9	708,987	0.1
	Henry H. Ketcham	487,458,036	99.5	2,310,526	0.5
	Brian M. Levitt	488,000,017	99.6	1,768,545	0.4
	Harold H. MacKay	487,957,367	99.6	1,811,195	0.4
	Karen E. Maidment	487,924,705	99.6	1,843,857	0.4
	Irene R. Miller	487,316,031	99.5	2,452,531	0.5
	Nadir H. Mohamed	486,964,066	99.4	2,804,496	0.6
	Wilbur J. Prezzano	486,075,569	99.2	3,692,993	0.8
	Helen K. Sinclair	487,516,191	99.5	2,252,371	0.5
	John M. Thompson	488,546,008	99.8	1,222,554	0.2

2 .	Appointment of Auditor

	The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

	Votes For	% Votes For	Votes Withheld	% Votes
				Withheld
	506,485,948	99.7	1,614,914	0.3

3 .	Advisory vote on the approach to executive compensation.

	Votes For	% Votes For	Votes Against	% Votes
				Against
	458,535,806	93.7	30,719,147	6.3

4 .	First Amendment to the 2000 Stock Incentive Plan relating to an increase in the number of shares issuable under the plan.

	Votes For	% Votes For	Votes Against	% Votes
				Against
	433,211,246	88.5	56,551,375	11.5

5 .	Second Amendment to the 2000 Stock Incentive Plan relating to the amendment procedure.

	Votes For	% Votes For	Votes Against	% Votes
				Against
	442,154,474	90.3	47,613,386	9.7

The Directors of the Bank recommended that Shareholders vote AGAINST matters 6, 7 and 8 below:

6 .	Shareholder Proposal A - Performance-based compensation.

	Votes For	% Votes For	Votes Against	% Votes
				Against
	12,223,999	2.5	474,958,402	97.5

	Votes Abstained*
	2,555,546

7 .	Shareholder Proposal B - Independence of directors.

	Votes For	% Votes For	Votes Against	% Votes
				Against
	8,014,129	1.6	479,557,213	98.4

	Votes Abstained*
	2,179,542

8 .	Shareholder Proposal C - Director share ownership.

	Votes For	% Votes For	Votes Against	% Votes
				Against
	11,249,316	2.3	476,609,716	97.7

	Votes Abstained*
	1,899,273

9 .	Procedural Motion

	Votes For	% Votes For	Votes Against	% Votes
				Against
	1,536	0.0	507,934,856	100.0

* An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by Email at tdshinfo@td.com.